Exhibit 99.1

VESTA ANNOUNCES PRICING OF FOLLOW-ON OFFERING OF US$148.8 MILLION (GROSS PROCEEDS) OF ADSs

Mexico City, Mexico, December 7, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”) (NYSE: VTMX), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, announced today that it has priced its underwritten public offering of 4,250,000 American Depositary Shares, or ADSs, representing 42,500,000 of its common shares, at a price of US$35.00 per ADS. The underlying common shares are registered in the Mexican National Securities Registry (Registro Nacional de Valores; the “RNV”), which is maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores; the “CNBV”).

Vesta intends to use the net proceeds from the offering to fund its growth strategy, as described in its registration statement on Form F-1.

Barclays, BofA Securities and Morgan Stanley are acting as global coordinators of this offering.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering will be made only by means of a prospectus. Copies of the prospectus, when available, may be obtained by contacting: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847); BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by e-mail to dg.prospectus_requests@bofa.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email to: prospectus@morganstanley.com.

The ADSs have not been and will not be registered with the RNV maintained by the CNBV and may not be, and are not being, offered or sold publicly in Mexico; the common shares underlying the ADSs are not being offered in Mexico.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2023, Vesta’s portfolio was comprised of 213 buildings in modern industrial parks in 16 states of Mexico, totaling a gross leasable area of 36.9 million square feet (3.4 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

Note on Forward-Looking Statements

This press release may contain certain forward-looking statements and information relating to Vesta and its expected future performance that reflects the current views and/or expectations of Vesta and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that Vesta maintains; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. These important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Vesta. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Vesta undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163